                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

              [X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

            [_] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                       COMMISSION FILE NUMBER 000-29480


A. Full title of the plan and address, if different from that of the issuer named below:

                        HERITAGE FINANCIAL CORPORATION
                401(k) EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        HERITAGE FINANCIAL CORPORATION
                              201 5TH AVENUE S.W.
                        OLYMPIA, WASHINGTON 98501-1114


                             REQUIRED INFORMATION

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust is subject to ERISA and elects to file Plan Financial Statements and Schedules prepared in accordance with the Financial Reporting Statements of ERISA.

The Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust Financial Statements and Additional Information as of December 31, 2000 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

INDEX TO EXHIBITS


EXHIBIT
NUMBER          DESCRIPTION
-------         --------------------------------------------

23              Consent of Dodd Wing & Co., P.C.



                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Heritage Financial Corporation as the named Administrator under the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan and Trust, has duly caused the annual report to be signed by the undersigned thereunto duly authorized.



                                    HERITAGE FINANCIAL CORPORATION 401(k)
                                    EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

                                    BY:    HERITAGE BANK
                                           Administrator



                                    BY:    /s/ Donald V. Rhodes
                                       ----------------------------------------
                                    PRINTED NAME:     Donald V. Rhodes
                                                 ------------------------------
                                    TITLE: Chairman, President and CEO
                                           ------------------------------------

                        HERITAGE FINANCIAL CORPORATION
                     401(K) EMPLOYEE STOCK OWNERSHIP PLAN

                             FINANCIAL STATEMENTS

                               December 31, 2000

                               TABLE OF CONTENTS


                                                                          Page
                                                                          ----

INDEPENDENT AUDITORS' REPORT                                                3

FINANCIAL STATEMENTS
  Statements of Net Assets Available for Benefits                           4
  Statement of Changes in Net Assets Available for Benefits                 5
  Notes to Financial Statements                                          6-12

SUPPLEMENTAL INFORMATION
  Schedule of Assets Held for Investment Purposes                          14

                         Independent Auditor's Report


To the Board of Trustees
Heritage Financial Corporation 401(k)
Employee Stock Ownership Plan
Olympia, Washington


We have audited the accompanying statements of net assets available for benefits of Heritage Financial Corporation 401(k) Employee Stock Ownership Plan (the
Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan as of December 31, 2000 and 1999, and the related changes in net assets available for benefits for the year ended December 31, 2000, in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at year end is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirkland, Washington
May 31, 2001

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2000 and 1999
-------------------------------------------------------------------------------

                                                               2000          1999
                                                              ------        ------
ASSETS
Investments at fair value:
    Participant directed:
        Shares of registered investment companies           $4,927,085   $4,988,935
        HFWA common stock                                      212,933       94,473
        Cash and money funds                                   799,090    1,746,636
        Participant loans                                           -         4,735
                                                            ----------   ----------
                                                             5,939,108    6,834,779
                                                            ----------   ----------
    Non-participant directed:
        HFWA common stock                                    2,695,333    2,205,030
        Cash and money funds                                    32,915       17,671
                                                            ----------   ----------

                                                             2,728,248    2,222,701
                                                            ----------   ----------
Total investments                                            8,667,356    9,057,480
                                                            ----------   ----------

Receivables:
   Employer contributions, net of forfeitures                  208,347      251,294
   Accrued interest                                              4,118        8,344
                                                            ----------   ----------
        Total receivables                                      212,465      259,638
                                                            ----------   ----------

        Total assets                                         8,879,821    9,317,118
                                                            ----------   ----------


LIABILITIES
   Loan payable                                              1,177,881    1,231,537
   Accounts payable                                             13,023       13,088
                                                            ----------   ----------

        Total liabilities                                    1,190,904    1,244,625
                                                            ----------   ----------

        Net assets available for benefits                   $7,688,917   $8,072,493
                                                            ==========   ==========

                      See notes to financial statements.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2000
-------------------------------------------------------------------------------

                                                                  Participant          Non-participant
                                                                   Directed                Directed       Total
                                                                ------------------        ----------     --------
ADDITIONS TO NET ASSETS
Net (depreciation) appreciation in fair value                  $   (287,180)         $   485,067        $   197,887
Interest and dividends                                              167,344               86,210            253,554
Participant contributions                                           472,222                  -              472,222
Employer contributions                                                  -                403,294            403,294
Rollover contributions                                                8,648                  -                8,648
ESOP loan payments                                                      -                156,278            156,278
                                                               ------------          -----------        -----------

         Total additions                                            361,034            1,130,849          1,491,883
                                                               ------------          -----------        -----------


DEDUCTIONS FROM NET ASSETS
Distributions to participants                                     1,395,163              210,729          1,605,892
Purchases of 6,729 shares
   of common stock, at fair value                                       -                 59,866             59,866
Forfeitures                                                          27,616                7,500             35,116
Administrative expense                                               65,010                6,953             71,963
Interest expense                                                       -                 102,622            102,622
                                                               ------------          -----------        -----------
         Total deductions                                         1,487,789              387,670          1,875,459
                                                               ------------          -----------        -----------

              Net (decrease) increase                            (1,126,755)             743,179           (383,576)


Net assets available for benefits, beginning of year              7,040,202            1,032,291          8,072,493
                                                               ------------          -----------        -----------
Net assets available for benefits, end of year                 $  5,913,447          $ 1,775,470        $ 7,688,917
                                                               ============          ===========        ===========

                      See notes to financial statements.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000
--------------------------------------------------------------------------------



1.   DESCRIPTION OF PLAN AND BASIS OF PRESENTATION

     The following description of Heritage Financial Corporation (the Company) 401(k) Employee Stock Ownership Plan (KSOP) provides only general information. Participants should refer to the KSOP Plan agreement for a more complete description of the Plan's provision.

     Effective October 1, 1999, the Company amended the Heritage Bank Employee Stock Ownership Plan and Trust to be restated as the Heritage Financial Corporation 401(k) Employee Stock Ownership Plan (KSOP). As of October 1, 1999, all of the plan assets of the Heritage Bank Money Purchase Pension Plan, the Heritage Bank 401(k) Profit Sharing Plan and the North Pacific Bank Employee Stock Ownership Plan were merged into the restated KSOP.

     The Company established the KSOP effective as of July 1, 1993. The KSOP operates as a leveraged employee stock ownership plan (ESOP), designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code, as amended (the Code), and subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
     The KSOP purchased shares of the Company's common stock using the proceeds of a borrowing from the Company and holds the stock in a Trust established under the KSOP. The borrowing is to be repaid over a period of 15 years by fully deductible Company contributions to the trust fund. As the plan makes each payment of principal, an appropriate percentage of stock is allocated to eligible employees' accounts in accordance with applicable regulations under the Code.

     The borrowing is collateralized by the unallocated shares of stock. The lender has no rights against shares once they are allocated under the ESOP. See footnote 3 for details regarding allocated and unallocated ESOP shares of HFWA stock.

     Employees of the Company are generally eligible to participate in the Plan after one year of service, providing they worked at least 1,000 hours during the Plan year and have reached the age of twenty-one.

     Contributions

     Participants may elect to contribute up to the lesser of 10% of their total compensation up to $10,500 for the Plan year 2000, or a maximum amount that will not cause the KSOP to violate the provisions of the Internal Revenue Code. The Company contributes an amount equal to 50% of the participant's contribution up to 6% of the participant's compensation.

     The Company also makes contributions of 2% of the participant's eligible compensation. The Company may elect to make discretionary contributions beyond the required 2% contribution. The Company contributed 4% of eligible compensation during the year.

     Company contributions are made in the form of HFWA common stock. Participants who do not have at least 1,000 hours of service during the Plan year, or are not employed on the last working day of a Plan year, are generally not eligible for an allocation of Company contributions for that year.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000
-------------------------------------------------------------------------------



1.   DESCRIPTION OF PLAN AND BASIS OF PRESENTATION (continued)

     Participant accounts

     Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and plan earnings. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

     In relation to the ESOP portion of the Plan, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

     Vesting

     Vesting in the Company's contributions plus earnings thereon is based on years of continuous service. A participant is 100% vested after seven years of credited service or upon death, disability or retirement. The vesting schedule applicable to the prior plans merged into the KSOP will continue to apply to existing accounts and on an ongoing basis to accounts after October 1, 1999. However, no credit for service prior to July 1, 1993 will be given for any such account.

     Investment options

     The Plan's assets are maintained in funds and company common stock with US Bank. Upon enrollment in the Plan, a participant may direct his or her employee contributions in 1% increments among any of the four investment options.

         Heritage Financial Corporation of Washington (HFWA) Common Stock
         The common shares of the Heritage Financial Corporation are traded on the NASDAQ National Market System.

         Stock Fund
         Funds are invested in shares of a registered investment company that invests in common stocks.

         Balanced Fund
         Funds are invested in shares of a registered investment company that invests in a mix of stock and fixed income funds.

         Money Market Fund
         Funds are invested in shares of a registered investment company that invests in money market instruments.

     Participants can make changes to their deferral amounts and investment options for new deferrals and may reallocate their entire Plan balance at the beginning of each quarter.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000
--------------------------------------------------------------------------------



1.   DESCRIPTION OF PLAN AND BASIS OF PRESENTATION (concluded)

     Payment of benefits

     No distributions from the KSOP will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives), becomes disabled or otherwise terminates employment with the Company and its participating subsidiary. Distributions are made in cash or, if a participant elects, in the form of Heritage Financial Corporation common shares plus cash for any fractional share.

     Forfeitures

     Forfeitures may be used to reduce employer contributions. At December 31, 2000 and 1999, forfeited non-vested accounts totaled $32,785 and $4,416, respectively. Forfeitures used to reduce employer contributions during 2000 were $6,747.

     Reclassifications

     Certain amounts in the prior period have been reclassified to conform to the current period presentation.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Use of estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investment valuation and income recognition

     The KSOP's investments are stated at fair value. Shares of registered investment companies and the common shares of the Heritage Financial Corporation are valued at quoted market prices, which represent the net asset value of shares held by the Plan on December 31, 2000 and December 31, 1999. Fair value of the Company common stock is determined by the closing price of stock on the NASDAQ National Market System.

     Dividend income is accrued on the ex-dividend date.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Realized gains and losses from security transactions are reported on the specific identification method.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000
--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

     Payment of benefits

     Benefits are recorded when paid. At December 31, 2000 and 1999, assets allocated to withdrawing participants totaled $52,485 and $119,863, respectively.


3.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                              December 31,
                                                       -------------------------
                                                           2000         1999
                                                       -----------   -----------
     HFWA Common Stock, 285,460 and
         267,551 shares, respectively                  $2,908,266*   $2,307,627*
     First American Prime Obligation
         Cash Equivalents                                 827,339     1,759,738
     Russell Frank Fixed Income I Fund,
         29,607 and 35,127 shares, respectively           626,182       712,031
     Russell Frank Fixed Income III,
         - -  and 44,554 shares, respectively                   -       427,277
     Russell Frank Equity I Fund,
         29,629 and 26,167 shares, respectively           959,395       980,224
     Russell Frank Equity II Fund,
         18,021 and 14,378 shares, respectively           595,770       513,441
     Russell Frank International Fund,
         27,960 and 21,321 shares, respectively         1,061,352       995,045
     Russell Frank Equity Q Fund,
         26,415 and 23,436 shares, respectively           957,023       973,751

     * $2,695,333 and $2,205,030 are non-participant
       directed

During the year ended December 31, 2000, the Plan's investments appreciated $197,887 as follows:

             Mutual funds                              $ (311,566)
             Common stock                                 509,453
                                                         --------
                                                       $  197,887
                                                         ========

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000
--------------------------------------------------------------------------------



3.   INVESTMENTS (concluded)

     The Plan's ESOP investments, at December 31, are summarized as follows:

                                      2000                       1999
                             ------------------------   ------------------------
                              Allocated   Unallocated    Allocated   Unallocated
                             ----------   -----------   ----------   -----------
     HFWA Common Shares:
     Number of Shares           125,529       111,903      136,863       115,352
     Cost                    $  823,152    $  733,800   $  888,070      $748,490
     Market Value            $1,278,827    $1,140,012   $1,180,443      $994,911

     During 2000, 8,817 shares were allocated to participants under the Plan. In addition, the ESOP reinvested dividends and distributed shares for a net distribution of 8,352 allocated shares and an additional 3,231 unallocated shares. The additional unallocated shares will be used to offset future debt service payments, if needed.


4.   PLAN TERMINATION

     The Company reserves the right to terminate the KSOP at any time, subject to Plan provisions. Upon termination of the KSOP, the interest of each participant in the trust fund will be distributed to the participant or his or her beneficiary at the time prescribed by the KSOP terms and the Code. Upon termination of the KSOP, the Trustee will direct the Plan Administrator to pay all liabilities and expenses of the trust fund and to sell shares of financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay the loan.


5.   TAX STATUS

     The Plan obtained its latest determination letter on February 14, 2001, in which, the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's counsel believe that the Plan is designed and being operated in compliance with the applicable requirements of the Code.


6.   ADMINISTRATION OF PLAN ASSETS

     The KSOP's assets, which consist of shares of Heritage Financial Corporation common stock and Frank Russell mutual funds, are held by the Trustee of the Plan in safekeeping in an account with US Bank. The Company's contributions are held and managed by the Trustee, which invests cash received, interest and dividend income, and makes distributions to participants. The Trustee also administers the payment of interest and principal on the loan, which is reimbursed to the Trustee through contributions determined by the Company.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000
-------------------------------------------------------------------------------


6.   ADMINISTRATION OF PLAN ASSETS (concluded)

     Certain administrative functions are performed by officers or employees of the Company. No officer, employee, or Trustee receives compensation from the KSOP.

     The Company has retained the services of a third-party administrator to perform certain other administrative functions.

     Administrative expenses and investment fees are paid by the KSOP or the Company.


7.   LOAN PAYABLE

     In January 1998, the KSOP borrowed $1,323,000 from the Company to purchase additional shares of the Company's common stock. The loan matures January 2013 and will be repaid primarily from the Company's contributions. Interest is stated at a rate of 8.5% per annum. Principal payments for the five years ended December 31, 2005 and thereafter are as follows:

           2001                                 $   58,399
           2002                                     63,561
           2003                                     69,179
           2004                                     75,293
           2005                                     81,949
           Thereafter                              829,500
                                                  --------
           Total                                $1,177,881
                                                 =========


8.   EMPLOYER CONTRIBUTIONS

     Money Purchase Pension Plan and the 401(k) employer contributions to the Plan will be invested primarily in common shares of Company stock. In relation to the ESOP version of the KSOP, the Company is obligated to make contributions in cash to the KSOP which, when aggregated with the KSOP's dividends and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its term indebtedness to the Company.

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2000
--------------------------------------------------------------------------------



9.   RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:
                                                          2000         1999
                                                        ----------   ----------
           Net assets available for benefits
             per the financial statements               $7,688,916   $8,072,493

           Amounts allocated to withdrawing
             Participants                                  (52,485)           -
                                                        ----------   ----------

           Net assets available for benefits
             per Schedule H to the Form 5500            $7,636,431   $8,072,493
                                                        ==========   ==========

     The following is a reconciliation of benefits paid to participants per the financial statements to Schedule H of Form 5500:

                                                           2000
                                                        ----------
           Benefits paid to participants per
            the financial statements                    $1,605,892

           Add: amounts allocated to withdrawing
            participants at year-end                        52,485
                                                        ----------

           Benefits paid to participants per
            Schedule H of Form 5500                     $1,658,377
                                                        ==========

     The following is a reconciliation of investment income per the financial statements to Schedule H of Form 5500:

         Per financial statements:

           Net appreciation in fair value of
             investments                                $  197,887
           Interest and dividends                          253,554
                                                        ----------
                                                        $  451,441
                                                        ==========
         Per Schedule H, Form 5500:

           Interest                                     $   66,187
           Dividends                                        87,728
           Net gain on sale of assets                       45,939
           Unrealized appreciation of assets               463,515
           Net investment loss from registered
             investment companies                         (211,928)
                                                        ----------
                                                        $  451,441
                                                        ==========

                           SUPPLEMENTAL INFORMATION

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
Schedule of Assets Held for Investment Purposes
December 31, 2000
--------------------------------------------------------------------------------



Form 5500, Schedule H, Line 4(i)
Plan sponsor:  Heritage Financial Corporation
Plan sponsor EIN:  91-1618099
Plan Number:  003

            (a), (b)                               (c)                          (d)           (e)           (f)
                                 Description of Investment Including         Face Value
                                 Maturity Date, Rate of Interest,            or Number                    Current
        Identity of Issue        Collateral, Par or Maturity Value           of Shares       Cost          Value
-------------------------------  --------------------------------------     -----------  -----------    -----------
Cash                                Cash                                        4,666    $    4,666      $    4,666

*U.S. Bank                          First American Prime Obligation           827,339       827,339         827,339

Heritage Financial
   Corporation of Washington        Common Stock                              285,460     1,984,070       2,908,266

Frank Russell Fixed                 Registered Investment
   Income I Fund, Class I              Company Shares                          29,607       624,060         626,182

Frank Russell Fixed                 Registered Investment
   Income III Fund, Class I            Company Shares                          37,653       379,457         372,388

Frank Russell Equity I              Registered Investment
   Fund, Class I                       Company Shares                          29,629       964,087         959,395

Frank Russell Equity II             Registered Investment
   Fund, Class I                       Company Shares                          18,021       568,381         595,770

Frank Russell International         Registered Investment
   Fund, Class I                       Company Shares                          27,960     1,099,080       1,061,352

Frank Russell Emerging              Registered Investment
   Markets Fund, Class S               Company Shares                          26,017       281,931         224,531

Frank Russell Real Estate           Registered Investment
   Securities Fund, Class S            Company Shares                           4,608       112,792         130,443

Frank Russell Equity Q              Registered Investment
   Fund, Class I                       Company Shares                          26,415       961,127         957,024
                                                                                         ----------      ----------

                                                                                         $7,806,990      $8,667,356
                                                                                         ==========      ==========

*Party-in-interest

HERITAGE FINANCIAL CORPORATION
401(K) EMPLOYEE STOCK OWNERSHIP PLAN
EIN 91-1618099, Plan 003
Schedule of Assets Held for Investment Purposes
December 31, 1999
--------------------------------------------------------------------------------

            (a), (b)                                 (c)                               (d)                  (e)
                                    Description of Investment including
                                    maturity date, rate of interest,                                      Current
        Identity of Issue           collateral, par or maturity value                 Cost                 Value
-------------------------------     --------------------------------------------  -------------        ------------
Cash                                Cash                                            $    4,569           $    4,569

U.S. Bank                           First American Prime Obligation                  1,759,738            1,759,738

Heritage Financial
   Corporation of Washington        Common Stock                                     1,752,554            2,299,503

Frank Russell Fixed
   Income I Fund, Class I           Registered Investment Company Shares               744,197              712,031

Frank Russell Fixed
   Income III Fund, Class I         Registered Investment Company Shares               452,826              427,277

Frank Russell Equity I
   Fund, Class I                    Registered Investment Company Shares               810,808              980,224

Frank Russell Equity II
   Fund, Class I                    Registered Investment Company Shares               424,785              513,441

Frank Russell International
   Fund, Class I                    Registered Investment Company Shares               785,141              995,046

Frank Russell Emerging
   Markets Fund, Class S            Registered Investment Company Shares               198,877              239,523

Frank Russell Real Estate
   Securities Fund, Class S         Registered Investment Company Shares               157,976              147,642

Frank Russell Equity Q
   Fund, Class I                    Registered Investment Company Shares               808,737              973,751

Participant loans                   Interest range 8-10%                                 4,735                4,735
                                                                                    ----------           ----------

                                                                                    $7,904,943           $9,057,480
                                                                                    ==========           ==========

                                    Page 15